ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

September 12, 2023

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed July 21, 2023 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-4 filed on September 12, 2023 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated August 9, 2023 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 2 to Form S-4 Filed July 21, 2023

Risk Factors, page 22

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 71 and 72 accordingly.

September 12, 2023 Page 2

Background to Negotiation of Material Terms of the Profusa Transaction, page 108

2.
We note your response to prior comment 16. Please revise to incorporate such response in your prospectus disclosure accordingly, including the discussion of the consideration the board gave to obtaining updated projections, the timeframe for the selection of the projections, and the reliability of the projections and underlying assumptions related to the later years presented.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 109, 114, 115, 121, and 134 accordingly.

3.
We note your amended disclosure that "Profusa provided preliminary valuation including financial projection to NorthView in a valuation report prepared by H.C. Wainwright & Co. The financial projections were used by NorthView to evaluate an initial valuation and determine preliminary revenue earn-out targets. Preliminary revenue earn-out targets were based on Profusa’s 2023 and 2024 revenue projections of $16 million and $90 million respectively." Please briefly describe the preliminary valuation report and projections prepared by H.C. Wainright. In addition, please provide us with your analysis of whether this report is a "report, opinion or appraisal materially relating to the transaction," as described by Item 4(b) of Form S-4. If Item 4(b) applies to this report, please provide the information required by Item 1015(b) of Regulation M-A. Please provide the analysis and disclosure requested above for the projections that were provided to Marshall & Stevens on July 20, 2022.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that H.C. Wainwright (“HCW”) made no recommendations regarding (i) the value of Profusa, (ii) whether or not NorthView should proceed with the business combination, or (iii) the fairness of the business combination. Furthermore, HCW was not informed of the terms of the merger agreement entered into in connection with the business combination at the time their projections were prepared. In its consideration, evaluation and approval of the potential business combination between NorthView and Profusa, the NorthView Board did not rely on any “report” provided by HCW within the meaning of Item 1015(b) of Regulation M-A. We do not believe that any additional disclosure is required in this regard.

Similarly, we respectfully advise the Staff that the projections provided to Marshall & Stevens did not constitute a “report” within the meaning of Item 1015(b) of Regulation M-A, and thus we do not believe that any additional disclosure is required in this regard.

4.
We note your disclosure that "[w]ith the advice of NorthView’s advisors and investment bankers, we determined that a valuation of $155 million was reasonable at the time." Please briefly describe the reasons underlying management's determination that the valuation was "reasonable" at the time, including the reasons for why the valuation was below the valuation performed by Marshall & Stevens.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 109 and 134 accordingly.

Tax Consequences of the Merger to Holders, page 136

5.
We note your revised disclosure in response to comment 17 that "it is the opinion of ArentFox Schiff LLP that the Merger should qualify as a 'reorganization' within the meaning of Section 368 of the Code" (emphasis added). Please revise your disclosure to provide a "will" opinion, consistent with the statement in your proposed tax opinion that "it is our opinion that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code." If the opinion is subject to uncertainty, please ensure the opinion explains why counsel cannot give a "will" opinion and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 138 accordingly.

September 12, 2023 Page 3

Pro forma
Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

6.
We note your response to prior comment 18. You indicate that the revised pro forma Trust Account balance as of March 31, 2023 is $10,392 thousand, and the costs shown as debit to APIC are $11,323 thousand, which include approximately $1,023 thousand related directly to PIPE. Accordingly, the Trust Account balance in the revised pro forma financial statements is in excess of the offering costs related to the Merger. However, we note that under the maximum redemption scenario, the Trust Account balance is $5,000 thousand. We therefore reissue our comment as it relates to your maximum redemption scenario.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that under the maximum redemption scenario, the offering costs in excess of proceeds to be received from the Trust Account are reflected as an adjustment to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2022, as is further reflected in adjustment HH to Unaudited Pro Forma Condensed Combined Statement of Operations.

Information About Northview Financial Position, page 175

7.
We note your amended disclosure that the funds available in the Trust Account include up to $6,986,250 of the business marketing fee payable to I-Bankers and Dawson James, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in NorthView Common Stock at the Closing. Please disclose, as of a recently practicable date, the number of shares of NorthView common stock issuable to I-Bankers and Dawson James, respectively, in lieu of these business marketing fees. Make conforming changes throughout your filing, including to your disclosures related to dilution, as applicable.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 6, 90, 132, and 178 accordingly.

Profusa Management's Discussion and Analysis of Financial Condition and Results of Operations, page 230

8.
We note your amended disclosure that "[c]ash provided by financing activities was $1.3 million for the three months ended March 31, 2023, which consisted primarily of net proceeds from the issuance of senior notes of $1.6 million." In an appropriate place in your filing, please describe your Senior Notes offering, including the date the offering commenced, whether the offering is ongoing, and the material terms of the offering and the notes, including any terms related to conversion.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that additional fundraising is likely to occur. As such, we represent to the Staff that we will include the requested disclosure in an amended filing once more details become available.

APAC Joint Venture Term Sheet, page 235

9.
We note your response to comment 29, and your disclosure that "[i]n exchange for the license, the JV would pay Profusa an upfront fee and also royalties on sales." Please amend your disclosure to quantify or provide a range of the percentage amounts of such royalties on net sales. Alternatively, tell us why you do not believe you are required to provide this disclosure.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 239 accordingly.

* * * * *

September 12, 2023 Page 4

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover